Exhibit 99.1

Dated:  8 May 2020

GLOBUS MARITIME LIMITED

and

FIRMENT SHIPPING INC.

AMENDED AND RESTATED AGREEMENT

For a Credit Facility

of up to US Dollars $15,000,000.00

This Amended and Restated Agreement is dated 8 May 2020 and made BETWEEN:

(1)       GLOBUS MARITIME LIMITED, a corporation duly domesticated in the Republic of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, Marshall Islands, whose Common Stock (as defined below) is currently listed on the Nasdaq Capital Market under the trading symbol “GLBS” (the “Borrower”);

(2)       FIRMENT SHIPPING INC., a corporation duly incorporated in the Republic of the Marshall Islands and having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, Marshall Islands (the “Lender”);

WHEREAS, the Borrower and the Lender entered into an Agreement for a Revolving Credit Facility of up to US Dollars $15,000,000.00 dated November 21, 2018 (the “Original Facility Agreement”); and

WHEREAS, the Borrower and the Lender have agreed to amend and restate the Original Facility Agreement in its entirety on the terms and conditions further described herein.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

Unless the context otherwise requires or unless otherwise defined herein, the words and expressions specified below shall have the meaning attributed to them below:

“Common Stock” means shares of common stock, par value US$0.004 per share, of the Borrower,

“Conversion Price” shall equal to the higher of (i) the average of the daily VWAPs over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten (10) consecutive Trading Days immediately preceding the date on which the Conversion Notice was executed, or (ii) Two US Dollars and Eighty Cents (US$ 2.80) (subject to proportional adjustment for share splits, share combinations, share dividends and similar events).

“Principal Market” means any market tier of the Nasdaq Stock Market, the New York Stock Exchange, the OTC Bulletin Board or such other principal market or exchange on which the Common Stock is then listed for trading.

“Trading Day” means any day on which the Common Stock is traded on the Principal Market; provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on the Principal Market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York City time).

“VWAP” means the daily dollar volume-weighted average sale price for the Common Stock on the Principal Market on any particular Trading Day during the period beginning at 9:30 a.m., New York City time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York City time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg through its “Average Quote Recap” functions or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York City time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by the OTC Markets and if the above prices/rates are not reported by Bloomberg the Company may in good faith specify another page or service which publishes the relevant prices/rates from time to time in place of Bloomberg. All such determinations of VWAP shall to be appropriately and equitably adjusted in accordance with the provisions set forth herein for any stock dividend, stock split, stock combination or other similar transaction occurring during any period used to determine the Conversion Price.

2.	Term CREDIT FACILITY- PURPOSE

2.01           This Agreement sets out the terms and conditions upon and subject to which the Lender, which is a shareholder of the Borrower, shall make available to the Borrower a credit facility of up to US Dollars Fifteen million (US$15,000,000.00) (the “Facility” and such term shall mean the principal amount owing to the Lender at any relevant time) for a period ending on 31 October 2021 to be used by the Borrower for general working capital purposes. As of the date hereof, the outstanding balance of the Facility is US$800,000 and the available amount is US$14,200,000. The Lender shall not be obliged to monitor or verify how the proceeds of the Facility or part thereof have been used by the Borrower.

3.	UTILISATION

3.01           (Utilisation of the Facility) The Facility shall be advanced by the Lender to the Borrower in advances (each advance of the Facility is hereinafter called: the “Advance” and the principal amount owing in respect of each Advance at any relevant time is hereinafter called: the “Loan” or, as the case may be the “Loans”) following receipt by the Lender of a written notice from the Borrower in form and substance reasonably satisfactory to the Lender (the “Utilisation Request”). Subject to the following conditions, the Borrower may serve a Utilisation Request not later than three (3) banking days prior to the intended date on which the Borrower requests that the relevant Advance be made available (the “Drawdown Date”). A Utilisation Request shall be signed by an authorised representative of the Borrower and once served, such Utilisation Request cannot be revoked without the prior written consent of the Lender.

3.02           (Conditions of Utilisation) The conditions referred to in Clause 3.01 are that:

(a)	the amount of each Advance shall be a multiple of US$100,000.00 and shall not exceed the amount of the Facility;

(b)	the aggregate amount of all the Loans shall not exceed the amount of the Facility;

(c)	the conditions set out in Clause 9 (as applicable to the relevant Utilisation Request) have been complied with, by the Borrower.

3.03           (No Revolving Credit) The Borrower may not re-borrow any part of the Facility which is repaid.

4.	INTEREST

4.01           (Interest Rate and Computation) The Borrower shall pay interest at a rate of three and one-half percent (3.5%) per annum until 31 December 2020 on each Loan on the last day of each period of three months. Thereafter, the Borrower shall pay interest at a rate of seven percent (7%) per annum on each Loan on the last day of each period of three months. The first interest payment date shall be the last day of a period of three (3) months after the Drawdown Date of the relevant Advance. All interest and other payments periodic or payable by reference to a rate per annum under this Agreement shall accrue from day to day and be calculated on the basis of actual number of days elapsed and a three hundred and sixty (360) day year.

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4.02           (Default Interest) In case of failure of the Borrower to pay any sum due under this Agreement, the Borrower shall pay default interest on such sum from the due date or, as the case may be the date of the demand up to the date of actual payment (as well after as before judgment) at the rate of two percent (2%) per annum above the interest rate provided for in Clause 4.01.

5.	REPAYMENT- VOLUNTARY PREPAYMENT

5.01           (Repayment) The Borrower shall repay all the Loans on 31 October 2021 (the “Final Maturity Date”). On the Final Maturity Date, any undrawn amount of the Facility shall be automatically cancelled and revoked without any further notice to the Borrower. On the Final Maturity Date any interest owing and unpaid, costs and any other amounts owing under this Agreement shall be due and payable in full.

5.02           (Voluntary Prepayment) The Borrower shall have the right at any time, to prepay a Loan or part thereof together with all unpaid interest accrued thereon and all other sums of money whatsoever due and owing from the Borrower to the Lender under such Loan. In case the Borrower elects to prepay part of the Loan, such prepayment can only be made in multiples of US$100,000.00.

6.	PAYMENTS

6.01           (Payment) All moneys to be paid by the Borrower under this Agreement shall be paid to the Lender in same day immediately available Dollar funds to an account of the Lender to be notified by it to the Borrower.

6.02           (Payments on Banking Days) All payments due shall be made on a day on which banks and financial markets are opened for business of the nature contemplated by this Agreement in New York and at the place of payment specified by the parties (“Banking Day”). If the due date for payment falls on a day which is not a Banking Day, the payment or payments which is due shall be made on the first Banking Day thereafter, provided that this falls in the same calendar month. If it does not, payments shall fall due and be made on the last Banking Day before the said due date.

6.03           (No withholdings - Gross up) All payments to be made by the Borrower shall be made in full, without set-off or counterclaim whatsoever, and free and clear of, and without withholding or deduction for, or on account of taxes or withholdings and any restrictions or conditions resulting in any charge whatsoever imposed, either now or hereafter, by any legal or regulatory provisions at the place of payment or receipt of any amount payable under this Agreement; and the Borrower shall pay to the Lender such additional amounts as may be necessary to ensure that the Lender will receive a net amount equal to the full amount which would have been received had payment not been made, subject to such deductions, charges or withholdings.

7.	CONVERSION

7.01           (Ability to Convert) Subject to the terms hereof and restrictions and limitations contained herein, at any time during the term of this Agreement, the Borrower (but not the Lender) shall have the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into Common Stock (based on the formula set forth in Clause 7.02) by delivering to the Lender, a fully executed notice of conversion in the form of conversion notice attached hereto as Exhibit A (the “Conversion Notice”), which may be transmitted by email or facsimile. The Conversion Notice may be sent regardless of whether the Borrower is in default hereunder or an Event of Default has occurred and remains uncured. For the avoidance of doubt, any prepayment of principal and any payment of accrued interest shall reduce the amount that can be converted into Common Stock.

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7.02           (Common Stock Issuance upon Conversion)

(a)	Conversion Procedures. Upon conversion of the unpaid principal and accrued but unpaid interest pursuant to Clause 7.01 above, the outstanding principal amount and accrued but unpaid interest being converted hereunder shall be converted into such number of fully paid, validly issued and non-assessable shares of Common Stock, free of any liens, claims and encumbrances, as is determined by dividing the outstanding principal amount and accrued but unpaid interest being converted by the then applicable Conversion Price. The Lender and the Borrower shall maintain records showing the outstanding principal amount and accrued but unpaid interest so converted and repaid and the dates of such conversions or repayments or shall use such other method, reasonably satisfactory to the Lender and the Borrower, so as not to require amendment of this Agreement or other similar action upon each such conversion or repayment.

(b)	Stock Certificates or Statements. The Borrower will deliver to the Lender (or its designee) not later than five (5) Trading Days after receipt of the Conversion Notice, a certificate or certificates, representing the number of shares of Common Stock being acquired upon the conversion described herein or the Borrower may cause its transfer agent to electronically transmit such shares issuable upon conversion to the Lender (or its designee), by crediting the account of the Lender’s (or such designee’s) prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission system or the Borrower may issue the shares of Common Stock in uncertificated form.

(c)	Notwithstanding anything herein to the contrary, no shares of Common Stock may be issued at a conversion price per share less than the par value of one share of Common Stock.

7.03           (Conversion Price Adjustments)

(a)	Stock Dividends, Splits and Combinations. If the Borrower determines a record date for any stock dividend, stock split, stock combination or other similar transaction after the Conversion Notice is sent but prior to the issuance of the relevant shares pursuant to the conversion described in such Conversion Notice, then the Borrower will make an appropriate adjustment to the Conversion Price to protect the rights of the Lender and the Borrower, and not to be overly benefitted (or be overly burdened) by such event, as if the stock dividend, stock split, stock combination or other similar transaction concluded immediately prior to the date the Conversion Notice was sent.

(b)	Rounding of Adjustments. All calculations under this Clause 7.03 shall be made to the nearest 4 decimal places or the nearest 1/100th of a share, as the case may be.

7.04           (Fractions) Upon a conversion hereunder the Borrower shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing price of a share of Common Stock at such time. If the Borrower elects not, or is unable, to make such a cash payment, the Lender shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

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8.	REPRESENTATIONS AND WARRANTIES

8.01           The Borrower makes the representations and warranties set out in this Clause to the Lender on the date of this Agreement and covenants that the said representations and warranties shall remain true and correct during the term of this Agreement:

(a)	The Borrower is a duly domesticated corporation validly existing under the laws of its jurisdiction of domestication;

(b)	The Borrower is listed on the Nasdaq Stock Market as a foreign private issuer;

(c)	The Borrower has the power and authority to execute, deliver and perform its obligations under this Agreement and the transactions contemplated hereunder. No limit on its powers will be exceeded as a result of the borrowing contemplated by this Agreement; and

(d)	The Borrower's obligations under this Agreement are legal, valid, binding and enforceable in accordance with its terms and do not contravene any other obligations of the Borrower.

9.	CONDITIONS PRECEDENT

9.01           The obligation of the Lender to allow any use of the Facility or part thereof shall be subject to the conditions that prior to and/or simultaneously with the delivery of the relevant Utilisation Request:

(i)	the representations and warranties set out in Clause 8 are true and correct on and as of each such time as if each was made with respect to the facts and circumstances existing at such time;

(ii)	any consent or permit as may be required has been obtained and remains valid; and

(iii)	no Event of Default shall have occurred and be continuing or would result from the drawdown of an Advance.

10.	COVENANTS

The Borrower covenants with the Lender that, as of the date of this Agreement until all its liabilities under this Agreement have been discharged:

(a)	The Borrower, upon written request by the Lender, shall deliver to the Lender certified copies of all audited annual statements and all quarterly reports as soon as they are available, together with all other information that the Lender may reasonably require concerning the Borrower or its business, unless such information is available on the Borrower’s website or the U.S. Securities and Exchange Commission’s website within the deadlines established by the U.S. Securities and Exchange Commission.

(b)	The Borrower shall promptly, after becoming aware of them, notify the Lender of any litigation, arbitration or administrative proceedings or claim.

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(c)	The Borrower shall promptly obtain all consents or authorisations necessary (and do all that is needed to maintain them in full force and effect) under any law or regulation to enable it to perform its obligations under this Agreement.

(d)	The Borrower shall notify the Lender of any Event of Default (and the steps, if any, being taken to remedy it) promptly on becoming aware of its occurrence.

(e)	The Borrower shall carry on and conduct its business in a proper and efficient manner and will not make any substantial change to the general nature or scope of its business as carried on at the date of this Agreement.

(f)	The Borrower shall continue to comply with all listing requirements with the Nasdaq Stock Market and applicable securities laws and regulations and make all required filings (including but not limited to filings pertaining to the consummation of this Agreement).

(g)	The Borrower shall ensure that its obligations under this Agreement shall at all times rank at least pari passu with all its other present and future unsecured and unsubordinated indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract.

11.	EVENTS OF DEFAULT

11.01        (Events of Default) There shall be an Event of Default whenever any of the following events occurs:

(a)	Failure by the Borrower to pay any sum due from the Borrower under this Agreement when due, or, in the case of any sum payable on demand, within five (5) Banking Days of such demand; or

(b)	The Borrower fails (other than by failing to pay) to comply with any provision of this Agreement and (if in the Lender’s reasonable opinion that the default is capable of remedy) such default is not remedied within fourteen (14) Business Days of the Borrower’s Chief Executive Officer having actual knowledge of the default; or

(c)	Unless otherwise approved by the Lender, the ownership, beneficial ownership, control or management of the Borrower or any share therein is substantially changed and the equity interest held directly or indirectly by the current major shareholder of the Borrower and its affiliates in the share capital of the Borrower falls at any time and for any reason whatsoever below forty percent (40%) of the voting securities or economic interest in the Borrower, other than due to actions taken by the current major shareholder of the Borrower and its affiliates (such as sale of shares by such major shareholder or approval of any particular transaction by an affiliate in his capacity as a director of the Borrower, if applicable); or

(d)	Mr. Athanasios (“Thanos”) Feidakis is no longer the Chief Executive Officer of the Borrower; or

(e)	The Borrower is adjudicated or found bankrupt or insolvent by any court of competent jurisdiction or any order is made by any competent court or resolution passed by the Borrower or petition presented for the winding-up or dissolution of the Borrower or for the appointment of a liquidator, trustee, administrator or conservator of the whole or any part of the undertakings, assets, rights or revenues of the Borrower or the Borrower suspends or ceases or threatens to suspend or cease to carry on its business; or

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(f)	Any provision of this Agreement is or becomes, for any reason, invalid, unlawful, unenforceable, terminated or ceases to be effective or to have full force and effect.

The Lender acknowledges and agrees that all previous stock issuances of the Borrower are approved, and the Borrower is, as of the date of this Agreement, not in breach of Clause 11.01(c).

11.02        (Consequences of Default) Without limitation to any other rights of the Lender under the applicable laws and regulations and/or this Agreement, the Lender may at any time after the occurrence of an Event of Default by written notice to the Borrower, for so long as the Event of Default is continuing (i) revoke the Facility in whole (whereupon the Facility shall be reduced to zero), (ii) declare that all the Loans and all interest accrued thereon and all other sums payable under this Agreement be due and payable on demand, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable without any further diligence, presentment, demand of payment, protest or notice which are expressly waived by the Borrower, but which Loans and all interest accrued thereon and all other sums payable under this Agreement may be satisfied pursuant to the issuance of Common Stock in accordance with Section 7, and (iii) take any other action which as a result of the Event of Default or any notice served hereunder the Lender is entitled to take under this Agreement or any applicable laws and regulations.

11.03        (Proof of Default) It is agreed that (i) the non-payment of any sum of money in time will be proven conclusively by mere passage of time and (ii) the occurrence of this (non-payment) and any other Event of Default shall be proven conclusively by a mere written statement of the Lender (save for manifest error).

12.	INDEMNITIES – EXPENSES

12.01        The Borrower shall on demand indemnify the Lender, without prejudice to any of the other rights of the Lender against any loss or expense which the Lender shall certify as sustained or incurred as a consequence of: (i) any default in payment of any sum under this Agreement when due, (ii) the occurrence of any Event of Default including, in any such case, but not limited to, any loss or expense sustained or incurred in maintaining or funding the Facility or a Loan or Loans in liquidating or re-employing deposits from third parties acquired to effect or maintain the Facility or a Loan or Loans or any part thereof.

12.02        The Borrower shall pay to the Lender on demand all expenses (including legal expenses and any expenses for filings required under the Nasdaq Stock Market listing rules and/or applicable securities laws and regulations) incurred by the Lender in connection with the negotiation, preparation and execution of this Agreement and of any amendment or extension of or the granting of any waiver or consent under this Agreement. The Borrower shall also pay any and all stamp duties, registration and similar taxes or charges (including those payable by the Lender) imposed by governmental authorities in relation to this Agreement, and shall indemnify the Lender against any and all liabilities with respect to, or resulting from delay or omission on the part of the Borrower to pay such stamp duties, taxes or charges; provided that if Common Stock is to be issued in the name of a person other than the Lender as part of a Conversion Notice, the Lender will pay all transfer taxes payable with respect thereto.

13.	MISCELLANEOUS

13.01        (Assignment by the Borrower) The Borrower may not assign any rights and/or obligations under this Agreement without the prior written consent of the Lender.

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13.02        (Assignment by the Lender) The Lender may at any time assign, transfer, or offer participations to any other person in whole or in part, or in any manner dispose of all or any of its rights and/or obligations arising or accruing under this Agreement. The Lender may disclose to a potential assignee, transferee or participant or to any other person who may propose entering into contractual relations with the Lender in relation to this Agreement such information about the Borrower as the Lender shall consider appropriate.

13.03        (Set-off) The Lender may at any time set off any liability of the Lender to the Borrower against any liability of the Borrower to the Lender, whether either liability is present or future, liquidated or unliquidated, and whether or not either liability arises under this Agreement and in the capacity of the Lender as shareholder of the Borrower or otherwise. If the liabilities to be set off are expressed in different currencies, the Lender may convert either liability at a market rate of exchange reasonably determined by the Lender for the purpose of set-off. Any exercise by the Lender of its rights under this Clause shall not limit or affect any other rights or remedies available to it under this Agreement or otherwise.

13.04        (Cumulative Remedies) The rights and remedies of the Lender contained in this Agreement are cumulative and not exclusive of each other nor of any other rights or remedies conferred by law.

13.05        (Waivers) No delay or failure to exercise any right under this Agreement shall operate as a waiver of that right and no single or partial exercise of any right under this Agreement shall prevent any further exercise of that right (or any other right under this Agreement).

13.06        (Severance) If any provision (or part of a provision) of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision (or part of a provision) shall be deemed deleted. Any modification to or deletion of a provision (or part of a provision) under this Clause shall not affect the legality, validity and enforceability of the rest of this Agreement.

13.07        (Amendments) This Agreement shall not be amended or varied in its respective terms by any oral agreement or representation or in any other manner other than by an instrument in writing of even date herewith or subsequent hereto executed by or on behalf of the parties hereto.

13.08        (Notices) Each notice or other communication required to be given under, or in connection with, this Agreement shall be:

(a)	in writing, delivered personally or sent by courier or fax or shall be served through process server or via e-mail; and

(b)	sent:

(i)	to the Borrower at:

GLOBUS MARITIME LIMITED

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor

166 74 Glyfada

Athens, Greece

Fax: +30 210 9608359

Email: corporatesecretary@globusmaritime.gr

Attention: Corporate Secretary

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(ii)	to the Lender at:

FIRMENT SHIPPING INC.

17 Ifigenias street, 2007 Strovolos

P.O. Box 28541

2080 Nicosia, Cyprus

Fax: +357 22271111

Email: corporate@papaphilippou.eu

Attention: Marios Lazarou

or to any other addresses, fax numbers, or email addresses that are notified in writing by one party to the other from time to time.

Any notice or other communication given under this Agreement shall be deemed to have been received: if sent by fax, upon receipt of a successful transmission report (or –if sent after business hours– the following business day), if sent via email, upon acknowledgment of receipt thereof and in all other cases when actually delivered or served.

13.09        (Process Agent in Greece) Ms Olga Lambrianidou (128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece) is hereby appointed by the Borrower as agent in Greece to accept service (hereinafter: the “Greek Process Agent”) upon whom any judicial process may be served and any notice, request, demand or other communication under this Agreement. In the event that the Greek Process Agent (or any substitute process agent notified to the Lender in accordance with the foregoing) cannot be found at the address specified above (or, as the case may be, notified to the Lender), which will be conclusively proved by the affidavit of a process server to that effect, the authority of the Greek Process Agent as agent to accept service shall be deemed to have ceased and service of documents may be effected in accordance with the procedure provided by the relevant law. In case, however, that such Greek Process Agent is found at any other address, the Lender shall have the right to serve the documents either on the Greek Process Agent at such address or in accordance with the procedure provided by the relevant law.

13.10        (Third Party Rights) A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

13.11        (Counterparts) This Agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute one agreement.

13.12        (Governing Law and Jurisdiction)

(a)	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

(b)	The parties hereto irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims). Each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Mr. Emmanuel K. Stavrianakis (103, Totterbridge Lane, London N20 8DX, England) to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings.

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13.13        (Merger) This Agreement, including the Exhibit attached hereto, constitutes the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters, including but not limited to the Original Facility Agreement.

[Signature Page Follows]

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IN WITNESS whereof, the parties hereto have caused this Agreement to be duly executed the day and year first above written.

SIGNED by	)
Olga Lambrianidou	)
for and on behalf of	)
GLOBUS MARITIME LIMITED	)
the Borrower	)	/s/ Olga Lambrianidou
Name: Olga Lambrianidou
Title: Secretary

SIGNED by	)
Marios Lazarou	)
for and on behalf of	)
FIRMENT SHIPPING INC.	)
the Lender	)	/s/ Marios Lazarou
Name: Marios Lazarou
Title: President/Secretary/Treasurer

EXHIBIT A

FORM OF CONVERSION NOTICE

[Date of Conversion Notice]

(To be executed by the Borrower

in order to convert unpaid principal and accrued but unpaid interest)

Re: [Credit Facility Agreement]

Pursuant to that certain [Credit Facility Agreement] (the “Agreement”) dated [●], between Globus Maritime Limited (the “Borrower”) and Firment Shipping Inc. (the “Lender”), an aggregate principal amount of US$15,000,000 has been made available by the Lender to the Borrower.

The undersigned Borrower hereby elects to convert the aggregate outstanding principal amount [and accrued interest] indicated below, loaned pursuant to the Agreement, into shares of common stock, US$0.004 par value per share (the “Common Stock”), of the Borrower according to the conditions hereof, as of the date written below. If Common Stock is to be issued in the name of a person other than the Lender, the Lender will pay all transfer taxes payable with respect thereto.

Conversion information:

Date to Effect Conversion

Aggregate Principal Amount [and accrued interest] being Converted

Number of Shares of Common Stock to be Issued

Applicable Conversion Price

GLOBUS MARITIME LIMITED

By:
Name:
Title: